THE MARYGOLD COMPANIES, INC.

120 Calle Iglesia

Unit B

San Clemente, CA 92672

December 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Aisha Adegbuyi, Esq.
Attorney Advisor
and:	Madeline Mateo, Esq.
Attorney Advisor
Division of Corporation Finance

Re:	The Marygold Companies, Inc.
Form S-3 Registration Statement
(File No. 333-283898)

Acceleration Request:
Requested Date: December 27, 2024
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, The Marygold Companies, Inc., a Nevada corporation (“Company”), hereby respectfully requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283898) filed with the Securities and Exchange Commission on December 18, 2024, to 4:00 p.m. (Eastern Time) on December 27, 2024, or as soon thereafter as practicable.

If you have any question regarding the foregoing, please contact Neil R.E. Carr, Esq., of the law firm of Somertons, PLLC, our outside legal counsel, at 202.459.4651 or by email at neil.carr@somertons.com.

Respectfully submitted,

/s/ Nicholas D. Gerber
Nicholas D. Gerber
Chief Executive Officer

cc:	Neil R.E. Carr, Esq.
Somertons, PLLC